1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 17, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,003

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,003 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Treasury Floating Rate Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in telephone conversations on January 13 and 14, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please add additional risk disclosure about floating rate Treasury bonds, particularly because they are a new type of instrument.

Response: The Trust has revised Floating Rate Notes Risk to reflect that floating rate Treasury bonds are new instruments and do not have a trading history.

Comment 2: Please revise the Fund’s concentration language to clarify that the Index will initially be composed of very few securities.

Response: The Trust has revised Concentration Risk to clarify that the Underlying Index contains only floating rate obligations, the supply of which will be limited, and that initially there will be only a single issue of these obligations.

Comment 3: The Fund’s disclosure states that the Fund will invest 90% of its assets in the securities in the Index or in securities with substantially similar characteristics. Please confirm that this language is consistent with the exemptive order that the Fund is relying on to operate as an exchange-traded fund. Please also confirm whether derivatives are part of the 90% basket.

Response: The Trust confirms that the disclosure is consistent with the applicable exemptive order. The Trust also confirms that investments in derivatives are not included in the 90% basket.

Comment 4: Please confirm whether relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will be necessary for this Fund.

Response: The Trust confirms that separate relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will not be necessary for this Fund, as the Fund may rely on generic relief under that provision.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Joel Whipple

Michael Gung